# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Minerva Neurosciences, Inc., CIK 0001598646
CUSIP: 603380205
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1500 District Avenue, Burlington, Massachusetts (MA), 01803
Date of event which requires filing of this statement: 10/21/2025
Filed by CIK 0001056288
Persons authorized to receive notices and communications: Stephen Van Meter, Federated Hermes, Inc., 1001 Liberty Avenue, Pittsburgh, Pennsylvania (PA), 15222-3779, 1-412-288-1046

## Reporting persons
- Federated Hermes, Inc. (CIK 0001056288): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Pennsylvania (PA); source of funds: other (OO); sole voting power 1,351,275; shared voting power 0; sole dispositive power 1,351,275; shared dispositive power 0; aggregate amount beneficially owned 1,351,275 (19.32% of the class)
- Voting Shares Irrevocable Trust: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); source of funds: other (OO); sole voting power 1,351,275; shared voting power 0; sole dispositive power 1,351,275; shared dispositive power 0; aggregate amount beneficially owned 1,351,275 (19.32% of the class)
  Comment: In accordance with Rule 13d-4 under the Exchange Act, Federated Hermes, Inc.; the Voting Shares Irrevocable Trust; Thomas R. Donahue; Ann C. Donahue; and J. Christopher Donahue declare that this report should not be construed as an admission that any of them is the beneficial owner of the securities held by any of the Managed Funds, and each of Federated Hermes, Inc.; the Voting Shares Irrevocable Trust; Thomas R. Donahue; Ann C. Donahue; and J. Christopher Donahue expressly disclaim beneficial ownership of such securities.
- Thomas R. Donahue: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 1,351,275; sole dispositive power 0; shared dispositive power 1,351,275; aggregate amount beneficially owned 1,351,275 (19.32% of the class)
  Comment: In accordance with Rule 13d-4 under the Exchange Act, Federated Hermes, Inc.; the Voting Shares Irrevocable Trust; Thomas R. Donahue; Ann C. Donahue; and J. Christopher Donahue declare that this report should not be construed as an admission that any of them is the beneficial owner of the securities held by any of the Managed Funds, and each of Federated Hermes, Inc.; the Voting Shares Irrevocable Trust; Thomas R. Donahue; Ann C. Donahue; and J. Christopher Donahue expressly disclaim beneficial ownership of such securities.
- Ann C. Donahue: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 1,351,275; sole dispositive power 0; shared dispositive power 1,351,275; aggregate amount beneficially owned 1,351,275 (19.32% of the class)
  Comment: In accordance with Rule 13d-4 under the Exchange Act, Federated Hermes, Inc.; the Voting Shares Irrevocable Trust; Thomas R. Donahue; Ann C. Donahue; and J. Christopher Donahue declare that this report should not be construed as an admission that any of them is the beneficial owner of the securities held by any of the Managed Funds, and each of Federated Hermes, Inc.; the Voting Shares Irrevocable Trust; Thomas R. Donahue; Ann C. Donahue; and J. Christopher Donahue expressly disclaim beneficial ownership of such securities.
- J. Christopher Donahue: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 1,351,275; sole dispositive power 0; shared dispositive power 1,351,275; aggregate amount beneficially owned 1,351,275 (19.32% of the class)
  Comment: In accordance with Rule 13d-4 under the Exchange Act, Federated Hermes, Inc.; the Voting Shares Irrevocable Trust; Thomas R. Donahue; Ann C. Donahue; and J. Christopher Donahue declare that this report should not be construed as an admission that any of them is the beneficial owner of the securities held by any of the Managed Funds, and each of Federated Hermes, Inc.; the Voting Shares Irrevocable Trust; Thomas R. Donahue; Ann C. Donahue; and J. Christopher Donahue expressly disclaim beneficial ownership of such securities.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Minerva Neurosciences, Inc.
Address of issuer's principal executive offices: 1500 District Avenue, Burlington, Massachusetts (MA), 01803

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by the following persons (each a "Reporting Person" and together the "Reporting Persons"): Federated Hermes, Inc. ("FHI") a Pennsylvania corporation; The Voting Shares Irrevocable Trust; Thomas R. Donahue; Ann C. Donahue; and J. Christopher Donahue.
Residence or business address: The principal business address of the Reporting Person is c/o Federated Hermes, Inc., Federated Hermes Tower, 1001 Liberty Avenue, Pittsburgh, PA 15222-3779.
Present principal occupation or employment: The principal business of FHI is to, through its subsidiaries (each an "Advisory Subsidiary" and collectively the "Advisory Subsidiaries"), provide investment management and other services directly and indirectly through various investment products to, among others, institutions, intermediaries and individual investors. The Advisory Subsidiaries' investment management services primarily consist of the management of equity, fixed income, multi-asset class, and cash management products. Investment products and accounts managed by the Advisory Subsidiaries include open-end and closed-end investment companies, including mutual funds and exchange-traded funds, collective investment trusts and separate accounts. All of the outstanding voting stock of FHI is held in the Voting Shares Irrevocable Trust, for which Thomas R. Donahue, Ann C. Donahue and J. Christopher Donahue act as trustees. The principal office and business address of FHI is Federated Hermes Tower, 1001 Liberty Avenue, Pittsburgh, PA 15222-3779.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13D as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act. Neither the present filing nor anything contained herein shall be construed as an admission that FHI constitutes a "person" for any purposes other than Section 13(d) of the Exchange Act. Current information concerning the identity and background of each of the Trustees of the Irrevocable Voting Trust, is set forth on Annex A (collectively, the "Covered Persons"), attached hereto and incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: As of October 21, 2025, FHI, the parent company of an Advisory Subsidiary that is the investment adviser to certain client accounts, held beneficial ownership of 1,351,275 shares of Minerva Neurosciences, Inc. (the "Issuer") acquired for an aggregate purchase price of $62,384,163.53, and pre-funded warrants to purchase an aggregate of 350,350 shares of the Issuer's common stock. The pre-funded warrants are excluded from the amount reported as beneficially owned because they are subject to limitations on exercisability if such exercise would result in beneficial ownership of more than 14.99% of the Issuer's outstanding common stock. Additionally, the Private Placement Securities (as defined in Item 4, below) are excluded from the amount reported as beneficially owned because the shares of Series A Convertible Preferred Stock are not convertible into shares of common stock until the Issuer's stockholders approve the issuance of all common stock issuable upon conversion of the Series A Convertible Preferred Stock issued in the Private Placement and underlying the exercise of Tranche A Warrants and the Tranche B Warrants. Additionally, the shares of Series A Convertible Preferred Stock are subject to limitations on exercisability if such conversion would result in beneficial ownership of more than 9.99% of the Issuer's outstanding common stock; however, concurrently with the closing of the Private Placement, each client account referenced above delivered a notice to the Issuer to increase its beneficial ownership limitation applicable to such client and such client's affiliates, subject to the terms of the notice, with respect to the shares of Series A Convertible Preferred Stock to 19.90%, to be effective December 23, 2025. The acquisitions described above, including the acquisition of the Private Placement Securities, were made for investment purposes with available funds of the applicable client accounts in the ordinary course of business of the Advisory Subsidiary. Transactions made for investment purposes in the ordinary course of business of the Advisory Subsidiary are undertaken solely for the benefit of the applicable client account.

## Item 4. Purpose of Transaction
Purpose of transaction: The shares of the Issuer were originally acquired separately by certain mutual funds (the "Managed Funds") advised by an Advisory Subsidiary of FHI for investment in the ordinary course of business and not with the purpose nor with the effect of changing or influencing the control of the issuer. A Schedule 13G with respect to such acquisition was previously filed with the Commission on January 18, 2024. On October 21, 2025, the Issuer entered into a securities purchase agreement (the "Securities Purchase Agreement") with certain accredited investors (the "Investors"), acting severally and not jointly, including the Managed Funds, pursuant to which the Issuer agreed to issue and sell, in a private placement (the "Private Placement") Series A Convertible Preferred Stock, tranche A warrants to acquire shares of Series A Preferred Stock ("Tranche A Warrants") and tranche B warrants to acquire shares of Series A Preferred Stock ("Tranche B Warrants") for an aggregate offering price of up to $200 million. The closing of the Private Placement occurred on October 23, 2025. In the Private Placement, the Managed Funds separately acquired an aggregate of 8,500 shares of Series A Convertible Preferred Stock exercisable for 4,020,500 shares of common stock, Tranche A Warrants exercisable for 8,500 shares of Series A Convertible Preferred Stock, and Tranche B Warrants exercisable for 4,250 shares of Series A Convertible Preferred Stock (such securities, collectively, the "Private Placement Securities"). Concurrently with the execution of the Securities Purchase Agreement and as a condition to closing of the Private Placement, each of the Managed Funds entered into a support agreement (each, a "Support Agreement" and, collectively, the "Support Agreements") providing, among other things, that such stockholders will vote all of their shares of common stock: in favor of (i) the issuance of shares of common stock upon conversion of the Series A Preferred Stock, (ii) an increase to the reserved shares under the Issuer's Amended and Restated 2013 Equity Incentive Plan, and (iii) other customary annual stockholder meeting matters (together, the "Proposals"), and against any proposal that conflicts or materially impedes or interferes with the approval of any of the Proposals or that would adversely affect or delay the consummation of the transactions contemplated by the Securities Purchase Agreement. Additionally, pursuant to the Support Agreements, each Managed Fund is restricted from selling or otherwise transferring any of its voting securities in the Issuer prior to the stockholder meeting at which the Proposals will be voted upon. A form of Support Agreement is filed as Exhibit 2 hereto. The foregoing summary of the terms of the Support Agreements is subject to, and qualified in its entirety by, the full text of the Support Agreement, which is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on the number of shares of Common Stock outstanding as of August 8, 2025 reported by the Issuer on the Form 10-Q for the quarterly period ended June 30, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated by reference.
Transactions in the class effected during the past sixty days: The Managed Funds have not effected any transaction in the shares of Common Stock of the Issuer during the past 60 days except with respect to the Private Placement described above.
Other persons with the right to receive dividends or sale proceeds: Except as described herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this statement.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 is hereby incorporated herein by reference. Form of Support Agreements is attached and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: See Exhibits 1 and 2 Attached

## Signatures
- Federated Hermes, Inc.: /s/J. Christopher Donahue, J. Christopher Donahue, as President of Federated Hermes, Inc. (10/28/2025)
- Voting Shares Irrevocable Trust: /s/Thomas R. Donahue, Thomas R. Donahue, as Trustee of Voting Shares Irrevocable Trust (10/28/2025)
- Voting Shares Irrevocable Trust: /s/Ann C. Donahue, Ann C. Donahue, as Trustee of Voting Shares Irrevocable Trust (10/28/2025)
- Voting Shares Irrevocable Trust: /s/J. Christopher Donahue, J. Christopher Donahue, as Trustee of Voting Shares Irrevocable Trust (10/28/2025)
- Thomas R. Donahue: /s/Thomas R. Donahue, Thomas R. Donahue (10/28/2025)
- Ann C. Donahue: /s/Ann C. Donahue, Ann C. Donahue (10/28/2025)
- J. Christopher Donahue: /s/J. Christopher Donahue, J. Christopher Donahue (10/28/2025)